United World Holding Group Ltd.

c/o United Culture Exchange (Beijing) Co., Ltd.

28 Dongjiaomin Lane

Tower 1, Suite 3-AP301

Dongcheng District, Beijing, PRC 100006

September 24, 2020

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	United World Holding Group Ltd. (the “Company”)
File No. 333-229310
Post-Effective Amendment No. 4 to Registration Statement Form F-1 (the “Registration Statement”)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 pm on September 28, 2020, or as soon as practicable thereafter.

The Company acknowledges that:

• Should the United States Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

• The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

• The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

UNITED WORLD HOLDING GROUP LTD.

By:	/s/ Hong Wang
Name: Title:	Hong Wang Chief Executive Officer, Chief Financial Officer and Sole Director